# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: National CineMedia, Inc., CIK 0001377630
CUSIP: 635309206
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6300 S. Syracuse Way, Suite 300, Centennial, Colorado (CO), 80111
Date of event which requires filing of this statement: 03/12/2025
Amends the filing with accession number 0001193125-24-262814
Filed by CIK 0001887451
Persons authorized to receive notices and communications: Katrina West, 2nd Floor East, Carrington House, 123-130 Regent Street, London, United Kingdom (X0), SW1Y 6LX, 0000000000; Frank G. Zarb, Proskauer Rose, LLP, 1001 Pennsylvania Ave. NW, Suite 600 S, Washington, District Of Columbia (DC), 20004, (202) 416-5870

## Reporting persons
- Mubashir Mukadam (CIK 0001989231): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 27,144,639; sole dispositive power 0; shared dispositive power 27,144,639; aggregate amount beneficially owned 27,144,639 (28.5% of the class)
- Blantyre Mulanje II GP Limited (CIK 0001989113): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 4,333,751; sole dispositive power 0; shared dispositive power 4,333,751; aggregate amount beneficially owned 4,333,751 (4.6% of the class)
- Blantyre Fund II (GP) Limited (CIK 0001989111): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 10,354,550; sole dispositive power 0; shared dispositive power 10,354,550; aggregate amount beneficially owned 10,354,550 (10.9% of the class)
- Blantyre Fund III (GP) Limited (CIK 0001989824): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 4,309,962; sole dispositive power 0; shared dispositive power 4,309,962; aggregate amount beneficially owned 4,309,962 (4.5% of the class)
- Blantyre Capital Limited (CIK 0001887451): type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 27,144,639; sole dispositive power 0; shared dispositive power 27,144,639; aggregate amount beneficially owned 27,144,639 (28.5% of the class)
- Blantyre Mulanje II DAC (CIK 0001989114): type of reporting person: corporation (CO); citizenship or place of organization: Ireland (L2); source of funds: other (OO); sole voting power 0; shared voting power 4,333,751; sole dispositive power 0; shared dispositive power 4,333,751; aggregate amount beneficially owned 4,333,751 (4.6% of the class)
- BSSF II Ireland DAC (CIK 0001989041): type of reporting person: corporation (CO); citizenship or place of organization: Ireland (L2); source of funds: other (OO); sole voting power 0; shared voting power 10,354,550; sole dispositive power 0; shared dispositive power 10,354,550; aggregate amount beneficially owned 10,354,550 (10.9% of the class)
- BSSF III DAC (CIK 0001989677): type of reporting person: corporation (CO); citizenship or place of organization: Ireland (L2); source of funds: other (OO); sole voting power 0; shared voting power 4,309,962; sole dispositive power 0; shared dispositive power 4,309,962; aggregate amount beneficially owned 4,309,962 (4.5% of the class)
- Blantyre Mulanje III GP Limited (CIK 0001989675): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 8,146,376; sole dispositive power 0; shared dispositive power 8,146,376; aggregate amount beneficially owned 8,146,376 (8.6% of the class)
- Blantyre Capital ICAV (CIK 0002033550): type of reporting person: corporation (CO); citizenship or place of organization: Ireland (L2); source of funds: other (OO); sole voting power 0; shared voting power 8,146,376; sole dispositive power 0; shared dispositive power 8,146,376; aggregate amount beneficially owned 8,146,376 (8.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: National CineMedia, Inc.
Address of issuer's principal executive offices: 6300 S. Syracuse Way, Suite 300, Centennial, Colorado (CO), 80111

## Item 2. Identity and Background
Citizenship:
Item 2(f) is amended and restated as follows:

The jurisdiction in which each Reporting Person that is an individual is a citizen is set forth in Schedule I. The jurisdiction of organization and principal place of business of each Reporting Person that is an entity is set forth below:

The jurisdiction of organization of each of Blantyre Mulanje II GP Limited , Blantyre Fund II (GP) Limited, Blantyre Fund III (GP) Limited, and Blantyre Mulanje III GP Limited is the Cayman Islands. The principal place of business of such entities is c/o Blantyre Capital Limited, 2nd Floor East, Carrington House, 123-130 Regent Street, London, SW1Y 6LX, United Kingdom.

The jurisdiction of organization of Blantyre Capital Limited is the United Kingdom. The principal place of business of Blantyre Capital Limited is 2nd Floor East, Carrington House, 123-130 Regent Street, London, SW1Y 6LX, United Kingdom.

The jurisdiction of organization of each of Blantyre Mulanje II DAC BSSF II Ireland DAC, BSSF III DAC, and Blantyre Capital ICAV is Ireland. The principal place of business of such entities is 55 Charlemont Place, Dublin D02 F985, Ireland. Blantyre Capital ICAV is acting on behalf of its sub-fund, Blantyre Majete Fund, which is not a separate entity under Irish law, but it was established in Ireland and has a principal place of business of 55 Charlemont Place, Dublin D02 F985, Ireland.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and restated as follows:

Subject to market conditions, including price, the Reporting Persons may determine on a trade-by-trade basis to purchase additional Shares. There is no assurance that the Reporting Persons will purchase additional Shares, and, if the Reporting Persons do purchase additional shares, there is no assurance as to the quantity and timing of such purchase.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is amended and restated as follows:

The reporting person is the beneficial owner of 27,144,639 shares of the Issuer's Common Stock which constitutes 28.5% of the class outstanding. The percentage calculation assumes that there are currently 95,209,712 outstanding shares of Common Stock of the Issuer, based on the Issuer's Annual Report on Form 10-K filed by the Issuer on March 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to the Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth on Schedule XI, none of the Reporting Persons, and to the best of the knowledge of the Reporting Persons, any Scheduled Persons, have engaged in any transactions involving the Shares during the past sixty days.

## Signatures
- Mubashir Mukadam: /s/ Mubashir Mukadam, Mubashir Mukadam (03/12/2025)
- Blantyre Mulanje II GP Limited: /s/ Russell Burt, Russell Burt, Director (03/12/2025)
- Blantyre Fund II (GP) Limited: /s/ Russell Burt, Russell Burt, Director (03/12/2025)
- Blantyre Fund III (GP) Limited: /s/ Russell Burt, By: Russell Burt, Director (03/12/2025)
- Blantyre Capital Limited: /s/ Mubashir Mukadam, Mubashir Mukadam, Director (03/12/2025)
- Blantyre Mulanje II DAC: /s/ Mubashir Mukadam, By Blantyre Capital Limited, as Investment Advisor, By Mubashir Mukadam, Director (03/12/2025)
- BSSF II Ireland DAC: /s/ Mubashir Mukadam, By Blantyre Capital Limited, as Investment Advisor, By Mubashir Mukadam, Director (03/12/2025)
- BSSF III DAC: /s/ Mubashir Mukadam, By Blantyre Capital Limited, as Investment Advisor, By Mubashir Mukadam, Director (03/12/2025)
- Blantyre Mulanje III GP Limited: /s/ Russell Burt, Russell Burt, Director (03/12/2025)
- Blantyre Capital ICAV: /s/ Mubashir Mukadam, By Blantyre Capital Limited, as Investment Advisor, By Mubashir Mukadam, Director (03/12/2025)